1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

June 15, 2018

VIA EDGAR

Mr. John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,897

Dear Mr. Grzeskiewicz:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,897 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Robotics and Artificial Intelligence ETF (the “Fund”), a series of the Trust.

The SEC staff (the “Staff”) provided comments to the Trust on May 18, 2018. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response, which is applicable to the Fund. Capitalized terms have the meanings assigned in the Fund’s prospectus (the “Prospectus”) unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and example at least one week before effectiveness of the registration statement.

Response: As requested, the Trust has provided a completed fee table and example prior to the filing becoming effective.

Comment 2: Please disclose in the Principal Investment Strategies how many issuers are included in the Underlying Index.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

June 15, 2018

Response: The Principal Investment Strategies section has been updated to disclose that, as of May 29, 2018, there are 90 issuers included in the Underlying Index.

Comment 3: With respect the terms “robotics” and “artificial intelligence” in the Fund’s name, please explain how the description of the Fund’s principal investment strategies is sufficient for purposes of Rule 35d-1 under the 1940 Act (i.e., the “Names Rule”). In particular, the Staff notes that the name implies that most companies included in the Underlying Index will be significantly involved in robotics and artificial intelligence – please confirm. Please further explain the meaning of the term “robotics.” In addition, please revise the current Principal Investment Strategies section to state that the economic fortunes of most companies included in the Underlying Index will be tied to robotics technology and artificial intelligence technology.

Response: First, with respect to “robotics” companies, the Index Provider defines these as companies engaged in the engineering, construction, manufacturing and operation of machines and their core components, designed to perform one or more repetitive tasks in an automatic fashion, often with speed and precision. These robotics devices can be deployed for industrial, healthcare, agricultural, consumer and other non-industrial applications.

Second, the Trust believes that including the terms “robotics” and “artificial intelligence” in the Fund’s name are consistent with the Names Rule, as the companies included in the Underlying Index— the NYSE® FactSet® Global Robotics and Artificial Intelligence Index—are involved in robotics and artificial intelligence activities. The Trust believes that both the proposing and adopting releases to the Names Rule indicate that the revenue or profits test applied by the Staff was not intended to apply to fund names indicating an investment emphasis in certain industries (“Industry Funds”), but only to fund names indicating an investment emphasis is certain countries or geographic regions (“Location Funds”).1 Moreover, the Names Rule as adopted does not contain a revenue or profits test for Location Funds. Instead, the SEC adopted a “disclosure approach” that “will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the proposed three criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.”2 Consistent with such an approach, in order to ensure the Fund’s name—as an Industry Fund—is not misleading, the Trust has included additional disclosure to make clear that certain companies in the Underlying Index, while involved in the robotics and/or artificial intelligence industries, may also operate other business lines that generate revenue in other industries as well.

Comment 4: With respect to the 22 robotics and artificial intelligence-related RBICS sub-industries, is at least one company from each of the sub-industries included in the Underlying Index?

Response: The Trust confirms that, as of May 29, 2018, at least one company from each of the 22 robotics and artificial intelligence-related RBICS industries are included in the Underlying Index.

[1]	See Investment Company Names; Proposed Rule, 62 Fed Reg. 10955, 10957-58 (Mar. 10, 1997); Investment Company Names; Final Rule, 66 Fed. Reg. 8509, 8512 (Feb. 1, 2001) (“Adopting Release”).
[2]	Adopting Release, 66 Fed. Reg. at 8512.

Securities and Exchange Commission

June 15, 2018

However, the Trust notes that the Index Provider’s methodology does not require that at least one company from each of the sub-industries be included in the Underlying Index.

Comment 5:    Consistent with Item 9 of Form N-1A, please further explain in the Prospectus the weighting methodology of the Underlying Index (e.g., free-float market capitalization).

Response: As requested, disclosure has been added to the Prospectus explaining that the component securities of the Underlying Index are equally weighted.

Comment 6: Please explain to the Staff why BFA expects that the Fund may experience higher tracking error than is typical for similar index ETFs.

Response: BFA expects that the Fund may experience higher tracking error than similar index ETFs because of limited net assets at the time of the Fund’s commencement of operations, which may limit the number of issuers the Fund is able to include in its representative sampling strategy to track the Underlying Index.

Comment 7: Please provide supplementally to the Staff the full Underlying Index methodology (e.g., white paper or its equivalent).

Response: As requested, the Trust has supplementally provided the full Underlying Index methodology.

Comment 8: Please file the license agreement with the Index Provider as an exhibit to the registration statement.

Response: As requested, the Trust will file the sublicense agreement as an exhibit to the registration statement.

****

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Deepa Damre
Adithya Attawar
Michael Gung
James Hahn